Exhibit 99.1

New Oriental Announces Results for the First Fiscal Quarter Ended August 31, 2025

BEIJING, Oct. 28, 2025 /PRNewswire/ – New Oriental Education & Technology Group Inc. (the “Company” or “New Oriental”) (NYSE: EDU/ 9901.SEHK), a provider of private educational services in China, today announced its unaudited financial results for the first fiscal quarter ended August 31, 2025, which is the first quarter of New Oriental’s fiscal year 2026.

Financial Highlights for the First Fiscal Quarter Ended August 31, 2025

•	Total net revenues increased by 6.1% year over year to US$1,523.0 million for the first fiscal quarter of 2026.

•	Operating income increased by 6.0% year over year to US$310.8 million for the first fiscal quarter of 2026.

•	Net income attributable to New Oriental decreased by 1.9% year over year to US$240.7 million for the first fiscal quarter of 2026.

Key Financial Results

(in thousands US$, except per ADS(1) data)	1Q FY2026	1Q FY2025	% of change
Net revenues	1,522,980	1,435,416	6.1%
Operating income	310,827	293,150	6.0%
Non-GAAP operating income (2)(3)	335,543	301,448	11.3%
Net income attributable to New Oriental	240,723	245,430	-1.9%
Non-GAAP net income attributable to New Oriental (2)(3)	258,255	262,411	-1.6%
Net income per ADS attributable to New Oriental - basic	1.52	1.49	1.8%
Net income per ADS attributable to New Oriental - diluted	1.50	1.48	1.7%
Non-GAAP net income per ADS attributable to New Oriental - basic (2)(3)(4)	1.63	1.59	2.2%
Non-GAAP net income per ADS attributable to New Oriental - diluted (2)(3)(4)	1.61	1.58	2.1%

(1)	Each ADS represents ten common shares. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.
(2)	GAAP represents Generally Accepted Accounting Principles in the United States of America.
(3)

New Oriental provides non-GAAP financial measures on net income attributable to New Oriental, operating income and net income per ADS attributable to New Oriental that exclude share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, (gain)/loss from fair value change of investments, loss/(gain) from equity method investments, impairment of long-term investments, impairment of goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments. For further details on these adjustments, please refer to the section titled “About Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” set forth at the end of this release.

(4)

The Non-GAAP net income per ADS attributable to New Oriental is computed using Non-GAAP net income attributable to New Oriental and the same number of shares and ADSs used in GAAP basic and diluted EPS calculation.

Operating Highlights for the First Fiscal Quarter Ended August 31, 2025

Michael Yu, New Oriental’s Executive Chairman, commented, “We are very pleased to begin the fiscal year 2026 with a healthy top-line growth of 6.1%, surpassing the upper end of our expected range. Notably, revenues from overseas test preparation and overseas study consulting businesses increased by approximately 1.0% and 2.0% year over year, respectively. In addition, the domestic test preparation business targeting adults and university students grew by approximately 14.4% year over year. Our new educational business initiatives recorded a revenue growth of 15.3% year over year. Our non-academic tutoring courses were offered in around 60 cities, attracting approximately 530,000 student enrollments during the quarter. Concurrently, our intelligent learning system and devices were adopted in around 60 cities, with approximately 452,000 active paid users. As we move forward in the current fiscal year, we will maintain our strategic direction, continuing to execute our long-term development strategy with an unwavering focus on enhancing our core education business. Building on our ongoing efforts, we will prioritize further enhancement to product capabilities and quality, systematic development of educational resources, and operational efficiency improvements. Our commitment to delivering exceptional client service, elevating our brand influence, and creating sustainable long-term value for our shareholders remains steadfast. We are confident that our strategic initiatives and dedication to excellence will drive continued growth in the years to come.”

Chenggang Zhou, New Oriental’s Chief Executive Officer, added, “During this fiscal quarter, we maintained a disciplined approach to capacity expansion, ensuring alignment between revenue growth and operational efficiency. In parallel, we focused on enhancing our OMO (online-merge-offline) teaching system and invested in the integration of AI technologies across our education ecosystem. The successful introduction of our AI-powered Intelligent Learning Device and Smart Study Solution is an important step forward in our efforts to enhance the learning experience and better support our students. Encouraged by the positive initial feedback, we remain committed to continuously refining these products and further embedding AI across our offerings to strengthen our core capabilities. In addition to enhancing our educational offerings, we are also expanding the application of AI to streamline internal operations, driving efficiency gain and elevating support for our teaching staff and employees. In this fiscal quarter, East Buy continued to invest in its strategic ‘healthy and high-quality’ private label products initiative, focusing on enriching product categories, achieving breakthrough innovations, and developing stable and widely applicable products. As a result, its private label products have become household staples, garnering increased market recognition and delivering exceptional quality and value to its customers.”

Stephen Zhihui Yang, New Oriental’s Executive President and Chief Financial Officer, commented, “Despite the challenges posed by the continued slowdown in our overseas businesses, we delivered a year over year improvement in our Non-GAAP operating margin, driven by our relentless focus on cost optimization and operational efficiency enhancements. This is reflected in our quarterly Non-GAAP operating margin of 22.0%, up by 100 basis points compared to the same period last fiscal year. Building on this momentum, we will continue to exercise this discipline and extend our cost and efficiency initiatives across all business lines for the remainder of the fiscal year, positioning ourselves for more sustainable and profitable growth.”

Update on Shareholder Return Plan

The Company’s board of directors (the “Board”) approved a three-year shareholder return plan on July 29, 2025, under which no less than 50% of the Company’s net income attributable to New Oriental for the preceding fiscal year will be dedicated to returning value to shareholders, commencing with the fiscal year 2026.

The Company has announced today that to implement the share return plan for the fiscal year 2026, the board of directors has approved an ordinary cash dividend and a new share repurchase program:

•

Ordinary cash dividend: the ordinary cash dividend of US$0.12 per common share, or US$1.2 per ADS, will be paid in two installments, with an aggregate amount of approximately US$190 million. The first installment, US$0.06 per common share, or US$0.6 per ADS, will be paid to holders of common shares and ADSs of record as of the close of business on November 18, 2025, Beijing/Hong Kong Time and New York Time, respectively. The second installment, US$0.06 per common share, or US$0.6 per ADS, is expected to be paid around six months after the payment date of the first installment to holders of common shares and ADSs of a record date to be further determined by the board of directors. Details of the second installment will be announced in due course.

•	Share repurchase program: Pursuant to the new share repurchase program, the Company may repurchase up to US$300 million of its ADSs or common shares over the next 12 months.

Financial Results for the First Fiscal Quarter Ended August 31, 2025

Net Revenues

For the first fiscal quarter of 2026, New Oriental reported net revenues of US$1,523.0 million, representing a 6.1% increase year over year. The growth was mainly driven by the increase in net revenues from the Company’s new educational business initiatives.

Operating Costs and Expenses

Operating costs and expenses for the quarter were US$1,212.2 million, representing a 6.1 % increase year over year.

•	Cost of revenues increased by 9.3 % year over year to US$637.8 million.

•	Selling and marketing expenses increased by 3.6 % year over year to US$200.6 million.

•	General and administrative expenses for the quarter increased by 2.4% year over year to US$373.8 million.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased by 239.8% to US$23.3 million in the first fiscal quarter of 2026.

Operating Income and Operating Margin

Operating income was US$310.8 million, representing a 6.0% increase year over year. Non-GAAP income from operations for the quarter, excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, was US$335.5 million, representing an 11.3% increase year over year.

Operating margin for the quarter was 20.4%, compared to 20.4% in the same period of the prior fiscal year. Non-GAAP operating margin, which excludes share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, for the quarter was 22.0%, compared to 21.0% in the same period of the prior fiscal year.

Net Income and Net Income per ADS

Net income attributable to New Oriental for the quarter was US$240.7 million, representing a 1.9% decrease year over year. Basic and diluted net income per ADS attributable to New Oriental were US$1.52 and US$1.50, respectively.

Non-GAAP Net Income and Non-GAAP Net Income per ADS

Non-GAAP net income attributable to New Oriental for the quarter, excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, (gain)/loss from fair value change of investments, loss/(gain) from equity method investments, as well as tax effects on non-GAAP adjustments, was US$258.3 million, representing a 1.6% decrease year over year. Non-GAAP basic and diluted net income per ADS attributable to New Oriental were US$1.63 and US$1.61, respectively.

Cash Flow

Net operating cash inflow for the first fiscal quarter of 2026 was approximately US$192.3 million and capital expenditures for the quarter were US$55.4 million.

Balance Sheet

As of August 31, 2025, New Oriental had cash and cash equivalents of US$1,282.3 million. In addition, the Company had US$1,570.2 million in term deposits and US$2,178.1 million in short-term investment.

New Oriental’s deferred revenue, which represents cash collected upfront from customers and related revenue that will be recognized as the services or goods are delivered, at the end of the first quarter of fiscal year 2026 was US$1,906.7 million, an increase of 10.0% as compared to US$1,733.1 million at the end of the first quarter of fiscal year 2025.

Outlook for the Second Quarter and Full Year of the Fiscal Year 2026

New Oriental expects total net revenues in the second quarter of the fiscal year 2026 (September 1, 2025 to November 30, 2025) to be in the range of US$1,132.1 million to US$1,163.3 million, representing year over year increase in the range of 9% to 12%.

New Oriental confirms the previously provided guidance of total net revenues in the fiscal year 2026 (June 1, 2025 to May 31, 2026) to be in the range of US$5,145.3 million to US$5,390.3 million, representing a year over year increase in the range of 5% to 10%.

This forecast reflects New Oriental’s current and preliminary view, which is subject to change. The forecast is based on the current USD/RMB exchange rate, which is also subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 28, 2025, U.S. Eastern Time (8 PM on October 28, 2025, Beijing/Hong Kong Time).

Please register in advance of the conference, using the link provided below. Upon registering, you will be provided with participant dial-in numbers, and unique personal PIN.

Conference call registration link:

https://register-conf.media-server.com/register/BIb9d756453ea343d59d489f9b00d73bf9.

It will automatically direct you to the registration page of “New Oriental FY2026 Q1 Earnings Conference Call” where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial in number(s) and personal PIN) provided in the confirmation email received at the point of registering.

Joining the conference call via a live webcast:

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

Listening to the conference call replay:

A replay of the conference call may be accessed via the webcast on-demand by registering at https://edge.media-server.com/mmc/p/qn2a5drn first. The replay will be available until October 28, 2026.

About New Oriental

New Oriental is a provider of private educational services in China offering a wide range of educational programs, services and products to a varied student population throughout China. New Oriental’s program, service and product offerings mainly consist of educational services and test preparation courses, private label products and livestreaming e-commerce, overseas study consulting services, and educational materials and distribution. New Oriental is listed on NYSE (NYSE: EDU) and SEHK (9901.SEHK), respectively. New Oriental’s ADSs, each of which represents ten common shares, are listed and traded on the NYSE. The Hong Kong-listed shares are fully fungible with the ADSs listed on NYSE.

For more information about New Oriental, please visit http://www.neworiental.org/english/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter and full year of fiscal year 2026, quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to effectively and efficiently manage changes of its existing business and new business; its ability to execute its business strategies; uncertainties in relation to the interpretation and implementation of or proposed changes to, the PRC laws, regulations and policies regarding the private education industry; its ability to attract students without a significant increase in course fees; its ability to maintain and enhance its “New Oriental” brand; its ability to maintain consistent teaching quality throughout its school network, or service quality throughout its brand; its ability to achieve the benefits it expects from recent and future acquisitions; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector and livestreaming e-commerce business in China; the continuing efforts of its senior management team and other key personnel, health epidemics and other outbreaks in China; and general economic conditions in China. Further information regarding these and other risks is included in its annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, (gain)/loss from fair value change of investments, loss/(gain) from equity method investments, impairment of long-term investments and goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments; operating income excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill; operating margin excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and impairment of goodwill; and basic and diluted net income per ADS and per share excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, loss/(gain) from fair value change of investments, loss/(gain) from equity method investments, impairment of long-term investments and goodwill, gain on disposals of investments and others, as well as tax effects on non-GAAP adjustments. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding from each non-GAAP measure certain items that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP measures is that they exclude from each non-GAAP measure certain items that have been and will continue to be for the foreseeable future a significant recurring expense in its business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

Ms. Rita Fong		Ms. Sisi Zhao
FTI Consulting		New Oriental Education & Technology Group Inc.
Tel:	+852 3768 4548	Tel:	+86-10-6260-5568
Email:	rita.fong@fticonsulting.com	Email: zhaosisi@xdf.cn

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31 2025	As of May 31 2025
	(Unaudited) USD	(Audited) USD
ASSETS:
Current assets:
Cash and cash equivalents	1,282,311	1,612,379
Restricted cash, current	167,983	180,724
Term deposits, current	1,208,370	1,092,115
Short-term investments	2,178,072	1,873,502
Accounts receivable, net	35,805	33,629
Inventory, net	86,283	80,884
Prepaid expenses and other current assets, net	345,064	307,902
Amounts due from related parties, current	6,709	6,567

Total current assets	5,310,597	5,187,702

Restricted cash, non-current	90,353	24,030
Term deposits, non-current	361,859	355,665
Property and equipment, net	808,635	767,346
Land use rights, net	55,175	54,900
Amounts due from related parties, non-current	12,509	12,464
Long-term deposits	49,457	48,815
Intangible assets, net	11,703	13,020
Goodwill, net	44,243	43,832
Long-term investments, net	394,015	388,481
Deferred tax assets, net	73,759	97,932
Right-of-use assets	786,541	793,842
Other non-current assets	14,079	17,470

Total assets	8,012,925	7,805,499

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	85,195	80,484
Accrued expenses and other current liabilities	746,059	830,583
Income taxes payable	213,425	167,881
Amounts due to related parties	317	405
Deferred revenue	1,906,668	1,954,464
Operating lease liability, current	260,219	255,997

Total current liabilities	3,211,883	3,289,814

Deferred tax liabilities	18,811	14,174
Unsecured senior notes	—	14,403
Operating lease liabilities, non-current	523,827	533,376

Total long-term liabilities	542,638	561,953

Total liabilities	3,754,521	3,851,767

Equity
New Oriental Education & Technology Group Inc. shareholders’ equity	3,952,677	3,661,873
Non-controlling interests	305,727	291,859

Total equity	4,258,404	3,953,732

Total liabilities and equity	8,012,925	7,805,499

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2025	2024
	(Unaudited) USD	(Unaudited) USD
Net revenues	1,522,980	1,435,416

Operating cost and expenses (note 1)
Cost of revenues	637,795	583,521
Selling and marketing	200,576	193,692
General and administrative	373,782	365,053

Total operating cost and expenses	1,212,153	1,142,266

Operating income	310,827	293,150

Gain/(Loss) from fair value change of investments	7,786	(11,913)
Other income, net	20,610	39,087
Provision for income taxes	(91,542)	(77,551)
(Loss)/Gain from equity method investments	(158)	210

Net income	247,523	242,983

Net (income)/loss attributable to non-controlling interests	(6,800)	2,447

Net income attributable to New Oriental Education & Technology Group Inc.’s shareholders	240,723	245,430

Net income per share attributable to New Oriental-Basic (note 2)	0.15	0.15
Net income per share attributable to New Oriental-Diluted (note 2)	0.15	0.15
Net income per ADS attributable to New Oriental-Basic (note 2)	1.52	1.49
Net income per ADS attributable to New Oriental-Diluted (note 2)	1.50	1.48

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATIONS OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Operating income	310,827	293,150
Share-based compensation expenses	23,284	6,853
Amortization of intangible assets resulting from business acquisitions	1,432	1,445

Non-GAAP operating income	335,543	301,448

Operating margin	20.4%	20.4%
Non-GAAP operating margin	22.0%	21.0%
Net income attributable to New Oriental	240,723	245,430
Share-based compensation expenses	22,410	7,389
(Gain)/Loss from fair value change of investments	(7,786)	11,913
Amortization of intangible assets resulting from business acquisitions	888	904
Loss/(Gain) from equity method investments	158	(210)
Tax effects on Non-GAAP adjustments	1,862	(3,015)

Non-GAAP net income attributable to New Oriental	258,255	262,411

Net income per ADS attributable to New Oriental - Basic (note 2)	1.52	1.49
Net income per ADS attributable to New Oriental - Diluted (note 2)	1.50	1.48
Non-GAAP net income per ADS attributable to New Oriental - Basic (note 2)	1.63	1.59
Non-GAAP net income per ADS attributable to New Oriental - Diluted (note 2)	1.61	1.58
Weighted average shares used in calculating basic net income per ADS (note 2)	1,587,936,854	1,648,666,786
Weighted average shares used in calculating diluted net income per ADS (note 2)	1,598,588,465	1,659,034,134
Net income per share - basic	0.15	0.15
Net income per share - diluted	0.15	0.15
Non-GAAP net income per share - basic	0.16	0.16
Non-GAAP net income per share - diluted	0.16	0.16

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating cost and expenses as follows:

	For the Three Months Ended August 31
	2025	2024
	(Unaudited) USD	(Unaudited) USD
Cost of revenues	213	(3,146)
Selling and marketing	611	(599)
General and administrative	22,460	10,598

Total	23,284	6,853

Note 2: Each ADS represents ten common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Three Months Ended August 31
	2025	2024
	(Unaudited) USD	(Unaudited) USD
Net cash provided by operating activities	192,318	183,210
Net cash used in investing activities	(451,712)	(295,156)
Net cash used in financing activities	(29,435)	(153,494)
Effect of exchange rate changes	12,343	27,487

Net change in cash, cash equivalents and restricted cash	(276,486)	(237,953)

Cash, cash equivalents and restricted cash at beginning of period	1,817,133	1,589,104
Cash, cash equivalents and restricted cash at end of period	1,540,647	1,351,151